December 3, 2024

Alexander Karavaev
Chief Financial Officer
GDEV Inc.
55 Griva Digeni
3101, Limassol
Cyprus

        Re: GDEV Inc.
            Form 20-F for the Fiscal Year Ended December 31, 2023
            Response dated November 6, 2024
            File No. 001-40758
Dear Alexander Karavaev:

        We have reviewed your November 6, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
23, 2024 letter.

Form 20-F for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 4. Accounting judgments, estimates and assumptions
Revenue Recognition , page F-28

1. Please address the following as it relates to your response to prior comment 1:
           You state that no revenue is recognized on the sale of virtual currency until such currency is converted, and the converted virtual currency follows the same revenue recognition pattern as the consumable or durable goods. Revise your policy disclosures to indicate as such.
           You state that the balance of unconverted virtual currency was $485,000 and
           $780,000 at December 31, 2023 and 2022, respectively. Tell us how this relates to the $98 million and $129 million, respectively of bookings from acquisition of
 December 3, 2024
Page 2

           virtual currency not recognized as revenue as provided in the table to your response, as well as to the $350 million and $392 million in deferred revenue at
           December 31, 2023 and 2022, respectively.
             Clarify whether the balance of not yet converted virtual currency is included in deferred revenue at period-end.
             If virtual currency is not recognized in revenue until such currency is converted, explain to us why management splits the currency not yet converted at period end between consumable and durable virtual goods.
             Provide us with a breakdown of revenue from in-game purchases between point-
           in-time (i.e. consumable goods) and over-time (i.e. durable goods) for each period presented.
Note 5. Segment Reporting, page F-38

2.     We note your proposed revised disclosures in response to prior comment
3. Please
       consider revising the "Total" column for Segment Management EBITDA to include
       "N/A" instead of a dash. In this regard, the dash may give the appearance that the total is $0 for this line item.
       Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   J. David Stewart